Exhibit 99.1

Student Transportation Inc.

Treasury Offering of Common Shares

February 19, 2015

Term Sheet

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

The preliminary short form prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Student Transportation Inc. (the “Company”)

Issue:	Treasury offering of 10,420,000 common shares (“Common Shares”).

Issue Price:	C$7.20 per Common Share

Issue Amount:	C$75,024,000

Over-Allotment Option:	The Company has granted the underwriters an option, exercisable in whole or in part for a period of 30 days after the Closing, to purchase up to an additional 1,563,000 Common Shares at the Issue Price and on the same terms and conditions as set forth herein to cover over-allotments, if any and for market stabilization.

Use of Proceeds:	The net proceeds of the offering will be used to repay debt and for general corporate purposes.

Dividends:	Dividends are payable on a monthly basis on or about the 15th of each month. The first dividend that purchasers of Common Shares under this offering will be entitled to receive is the dividend expected to be paid on April 15, 2015 to holders of record on March 31, 2015.

Form of Offering:	Bought underwritten public issue, eligible for sale in each of the provinces and territories of Canada pursuant to a short form prospectus, and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Listing:	Application will be made to list the Common Shares on the TSX and on the NASDAQ. The existing common shares are listed on the TSX and NASDAQ under the symbol “STB”.

Eligibility:	The Common Shares are eligible under the usual statutes for RRSPs, RRIFs, RESPs, DPSPs, RDSPs, and TFSAs.

Commission:	4.00%

Closing:	On or about March 6, 2015

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System. A registration statement on Form F-10 relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or in the U.S., Attention: Equity Capital Markets (tel:212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281.